UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
794,447
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 794,447
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
794,447
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.6% (1)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

1
This percentage is calculated based upon 49,841,017 outstanding shares of Common Stock as of November 10, 2011.  In addition, the Issuer has outstanding 173,189.5678 shares of Series D Stock (as defined herein).  If the outstanding shares of Series D Stock were converted into shares of Common Stock, an additional 21,648,692 shares of Common Stock would be outstanding.  In that event, the ownership percentage of the Reporting Persons would be 1.1%.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Silver Point Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
794,447
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 794,447
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
794,447
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.6% (1)
14		TYPE OF REPORTING PERSON
OO
*See Item 5.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
794,447
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 794,447
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
794,447
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.6% (1)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y208
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
794,447
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 794,447
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
794,447
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
1.6% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

   This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008 (the “Original 13D”) as amended by Amendment No. 1 filed by the Reporting Persons on March 9, 2011, Amendment No. 2 filed by the Reporting Persons on May 10, 2011 and Amendment No. 3 filed by the Reporting Persons on May 18, 2011 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the second to last paragraph thereof:

On July 7, 2011, a registration statement which registered for resale all of the shares of common stock beneficially owned by the Reporting Persons, the GS Investors and the THL Investors, was declared effective by the Securities and Exchange Commission (the “Registration Statement”). On November 14, 2011, the Company filed a prospectus supplement (“Prospectus Supplement”) with respect to the Registration Statement providing that SPCP Group, LLC intends to sell 75,758 shares of Common Stock pursuant thereto (“Registered Offering”). SPCP Group, LLC may sell fewer or more shares of Common Stock than are offered in the Prospectus Supplement or may not sell any shares of Common Stock. Even though SPCP Group, LLC presently intends to dispose of all such shares in the Registered Offering, depending on market conditions and other factors in existence at the time of any such disposition, there can be no assurance that such shares will ultimately be sold pursuant to the Registered Offering. In addition, pursuant to an option to be granted to the prospective underwriters in the Registered Offering by SPCP Group, LLC, SPCP Group, LLC may be obligated to sell up to an additional 17,045 shares of Common Stock if such option is exercised by the prospective underwriters.

On November 14, 2011, the Company effected a one-for-eight reverse split of the Company’s issued and outstanding Common Stock and a corresponding decrease in the Company’s authorized shares of common stock (the “Reverse Stock Split”).

Item 5.  Interest in Securities of the Company.

 Item 5 (a) – (b) is hereby amended and restated in its entirety with the following:

 “Immediately following the Reverse Stock Split, there were 49,841,017 shares of Common Stock outstanding and 173,189.5678 shares of Series D Stock outstanding (equivalent to 21,648,692 shares of Common Stock).

As of the date hereof, the Reporting Persons beneficially own 794,447 shares of Common Stock, representing 1.6% of the outstanding Common Stock.  If the shares of Series D Stock held by the GS Investors were converted into shares of Common Stock, the Reporting Persons would beneficially own 1.1% of the outstanding Common Stock.

The THL Investors may be deemed to beneficially own 39,325,150 shares of Common Stock, representing 78.9% of the outstanding Common Stock.  If the Series D Stock were converted into shares of Common Stock, the THL Investors would own 55.0% of the outstanding Common Stock.

The GS Investors may be deemed to beneficially own 173,189.5678 shares of Series D Stock.  These shares are convertible into 21,648,692 shares of Common Stock.  If the Series D Stock were converted to Common Stock, the GS Investors would own 30.3% of the outstanding Common Stock.

As a result of the matters described in Item 4 and Item 6 of the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with the THL Investors and the GS Investors. The Reporting Persons disclaim beneficial ownership of the securities held by the THL Investors and the GS Investors. Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by the THL Investors or the GS Investors for purposes of Section 13(d) of the Act or for any other purpose."

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended by adding the following as a new sixth paragraph:

"In connection with the Registered Offering, on November 14, 2011, SPCP Group LLC entered into an agreement (the “Lock-up Letter”) pursuant to which it has agreed that, during the period commencing on November 14, 2011 and continuing to and including the date 90 days after the date of the final prospectus relating to the Registered Offering, subject to certain exceptions, it will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock without the prior written consent of the representatives of the prospective underwriters.    This summary of the Lock-up Letter does not purport to be complete and is qualified in its entirety by reference to the Lock-up Letter, which is attached as Exhibit 7.01 hereto."

Item 7.  Material to be filed as Exhibits

Exhibit 7.01: Lock-up Letter, dated as of November 14, 2011, between SPCP Group, LLC and Morgan Stanley & Co. LLC, Goldman Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC.

Exhibit 7.02:  Joint Filing Agreement, dated November 15, 2011.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   November 15, 2011

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC, its general partner

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

SILVER POINT CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O'Shea

Exhibit 7.01

Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036
Goldman, Sachs & Co. 200 West Street New York, New York 10282-2198
Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, New York 10036
J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179
Wells Fargo Securities, LLC 301 S. College Street Charlotte, NC 28202

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC (“Morgan Stanley”), Goldman, Sachs & Co. (“Goldman Sachs”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), J.P. Morgan Securities LLC (“J.P. Morgan”) and Wells Fargo Securities, LLC (“Wells Fargo”) (together, the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with MoneyGram International, Inc., a Delaware corporation (the “Company”), and the shareholders of the Company, named in Schedule I of the Underwriting Agreement (the “Selling Shareholders”) providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of the Shares (as defined in the Underwriting Agreement).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Morgan Stanley, Goldman Sachs and Merrill Lynch on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to, (a) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift or (b) distributions of shares of Common Stock or any security convertible into Common Stock to members, limited partners, stockholders or affiliates of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (a) or (b), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter, (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, and no other public filing or report regarding such transfers shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence and (iii) any such transfer or distribution shall not involve a disposition for value, or (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that such plan does not provide for the transfer of Common Stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company. In addition, the undersigned agrees that, without the prior written consent of Morgan Stanley, Goldman Sachs and Merrill Lynch on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock in violation with the foregoing restrictions.

Notwithstanding the restrictions imposed by this Letter Agreement, the undersigned may (1) exercise an option or warrant, or convert a share of Series D Preferred Stock, outstanding on the date of this letter agreement and disclosed in the Time of Sale Prospectus of which the Underwriters have been advised in writing; provided that the underlying shares of Common Stock shall continue to be subject to the restrictions on transfer set forth in this letter agreement, and (2) transfer the Shares to the Underwriters pursuant to the Underwriting Agreement.

Furthermore, during the restricted period, the undersigned may sell shares of Common Stock of the Company purchased by the undersigned on the open market following the Public Offering if and only if (i) such sales are not required to be reported in any public report or filing with the Securities Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

If:

(1)           during the last 17 days of the restricted period the Company issues an earnings release or material news, or a material event relating to the Company occurs; or

(2)           prior to the expiration of the restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period;

the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  At the end of the initial restricted period, the Representative shall advise the Selling Shareholders if an extension of the initial restricted period has occurred for purposes of this letter agreement.

In the event that any shares of Common Stock held by any of the Selling Shareholders, other than the undersigned, that are subject to a lock-up agreement related to the proposed Public Offering are released from the restrictions set forth therein, the undersigned shall be entitled to a proportionate release from this letter agreement (with such proportion being determined by dividing the number of shares of Common Stock being released with respect to such person and its affiliates by the total number of issued and outstanding shares held by such person and its affiliates), and the Company shall notify the undersigned of such release concurrently with notification to such other released party or parties.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering.  The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions.  Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Shareholders and the Underwriters.

This letter agreement shall automatically terminate and be of no further force and effect if (i) the Representatives, on behalf of the Underwriters, advise the Company and the Selling Shareholders, or the Company advises the Representatives and the Selling Shareholders, in writing, prior to the execution of the Underwriting Agreement, that they will not proceed with the Public Offering, or the Selling Shareholders advise the Representatives and the Company, in writing, prior to the execution of the Underwriting Agreement, that none of them will proceed with participation in the Public Offering, (ii) the termination of the Underwriting Agreement before the sale of any Shares to the Underwriters or (iii) the Underwriting Agreement has not been executed by the Company, the Selling Shareholders and the Representatives by December 1, 2011.

Very truly yours, SPCP Group, LLC
By:	Silver Point Capital, L.P.

Its:	Investment Manager

/s/ Michael A. Gatto

Name: Michael A. Gatto

Authorized Signatory

Exhibit 7.02

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  November 15, 2011

SILVER POINT CAPITAL, L.P.

By:	/s/ Frederick H. Fogel

Name:	Frederick H. Fogel

Its:	Authorized Signatory

SILVER POINT CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick H. Fogel

Its:	Authorized Signatory

/s/ Edward A. Mulé Edward A. Mulé, individually

/s/ Robert J. O'Shea Robert J. O'Shea, individually